SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. __)

BioRestorative Therapies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

090655101

(CUSIP Number)

May 14, 2015

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP NO. 090655101	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Glenn Cotton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,440,705
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,440,705
	8.	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,440,705
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

BioRestorative Therapies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

40 Marcus Drive Melville, New York 11747

Item 2(a).	Name of Person Filing:

This statement is filed by Glenn Cotton.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2894 NE 26th Place Ft. Lauderdale, FL 33306

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

090655101

Item 3.	Type of Reporting Person:

Not applicable

Item 4.	Ownership.

The percentages used herein are calculated based upon 39,151,442 shares of common stock of the Company outstanding as of May 14, 2015.

1.            (a) Amount beneficially owned: 2,440,705 (1)
(b) Percent of class: 6.2%
(c)(i) Sole power to vote or direct the vote: 2,440,705
    (ii) Shared power to vote or direct the vote: 0
    (iii) Sole power to dispose or direct the disposition: 2,440,705
    (iv) Shared power to dispose or direct the disposition: 0

_____________
(1) Includes 530,141 shares of common stock issuable upon the exercise of currently exercisable warrants.

Items 5-9.	Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2015	/s/ Glenn Cotton
Glenn Cotton
Title